Resolve Ai instant salesware Investor presentation January 2025

Disclaimer Forward-Looking Statements This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve Ai Limited (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to sales from its co-selling arrangements and descriptions of future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Forward-looking statements in this Presentation include Rezolve’s expectations You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s amended registration statement on Form F-4 (File No. 333-272751) filed with the U.S. Securities and Exchange Commission ("SEC") on July 5, 2024, and declared effective by the SEC on July 9, 2024 (the "Registration Statement") and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Rezolve nor any other person is responsible for updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All information set forth herein speaks only as of the date hereof in the case of information about Rezolve or the date of such information in the case of information from persons other than Rezolve, and Rezolve expressly disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Presentation or to reflect any changes in their expectations or any change in events, conditions or circumstances on which any statement is based. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Rezolve will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Industry and Market Data In this Presentation, Rezolve relies on and refers to publicly available information and statistics regarding market participants in the sectors in which Rezolve competes and other industry data. Any comparison of Rezolve to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Rezolve. Rezolve obtained this information and statistics from third-party sources, including reports by market research firms and company filings. While Rezolve believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Rezolve has not independently verified the information provided by the third-party sources. Forecasts and Illustrative Scenarios This Presentation contains information with respect to Rezolve’s projected results. This forecast is based on currently available information and Rezolve estimates as of the date of this presentation. None of Rezolve nor any independent auditors have audited, or performed any procedures with respect to any information for the purpose of its inclusion in this Presentation, and, accordingly, none of them express an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Rezolve does not undertake any commitment to update or revise any such information, whether as a result of new information, future events or otherwise. The assumptions and estimates underlying the above-referenced information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such information. While all financial projections, estimates and targets are necessarily speculative, Rezolve believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All data and information contained in this Presentation is presented as of January 21, 2025 unless otherwise indicated herein. (company logo)

Rezolve Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen AI powered sales engine that significantly improves their search, advice and revenue generation BRAiN commerce BRAiN checkout BRAiN assistant Ai Powered Conversational Commerce Ai Powered Engagement Platform Ai Powered Knowledge Management 3 (company logo)

Rezolve Ai is designed to provide the next level of performance in digital shopping with Gen AI powered search, advisory and checkout… Value proposition Rezolve Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen AI powered sales engine that significantly improves search, advice and revenue generation This is how Rezolve Ai is making it a reality Offer a cloud-based highly scalable SaaS model with a B2B2C go-to-Market approach targeting large eCommerce platforms & merchants and PSPs1 Generate revenue from business customers with a monthly fixed SaaS fee structured around 3 tiers based on their respective search volume USP is a custom-built Gen AI toolkit trained on eCommerce data Payment Service Providers 4 (company logo)

…through a suite of Gen AI-enabled solutions powered by Rezolve Ai’s foundational LLM brainpowa From… Cumbersome search Multi-step journey Generic LLMs To… Highly personalized Seamless journey eCommerce focused LLM 5 (Company logo)

Our investment highlights: Rezolve Ai is uniquely positioned to create value by using Gen AI to transform Search and eCommerce 1 Unique selling proposition 2 Robust competitive position 3 Clear monetization strategy 4 Large & growing market 5 Deep experience and capabilities 6 Attractive financial model, robust capital structure and coverage 100+ Client discussions in the sales pipeline, multiple initial client acquisitions, marketing and distribution partnerships with global hyperscalers Microsoft and Google 300 Bn Token data sets made from proprietary data to train Rezolve Ai’s foundational model, proprietary patented AI-technology 3 Tiers of pricing differentiated by search volume, merchant-friendly crypto payment solution with Tether 480-540 Bn USD total addressable market >205,000 Previously onboarded merchants globally. Highly experienced management and board >100 Mn USD of expected ARR by 2025; successful equity conversion of USD 59mm of debt and USD 15mm equity raise in December 2024, coverage by five US market analysts with buy-rating as of January 2025 Source: Rezolve Ai’s SEC filings, Rezolve Ai financial model 6 (Company logo)

Significant capital raises in AI, driven by robust private sector interest, position Rezolve Ai at the center of a major investment opportunity Recent AI Capital Raises with significant valuations at various commercialization phases HQ Company Last Known Valuation, USD bn Total Raised1, USD bn Revenue, USD mn Year Founded OpenAI databricks ANTHROP\C Grammarly MISTRAL Sambanova SIERRA Inflection cohere 1.57 62.0 60.0 13.0 6.0 5.0 4,5 4.0 5,5 17,9 10.0 8.4 0.4 0.5 1.1 >0,2 1.6 1,4 3.700 2015 1,600 2013 1,000 2021 125 2009 N/A 2023 26 2017 20 2023 N/A 2022 35 2019 Rezolve Ai is attractively positioned relative to peer group Note: Raised to date includes only transactions with known deal value Source: Pitchbook, Reuters, Crunchbase 7 (Company logo)

1 Unique selling proposition

USP Positioning Monetization strategy Market Experience Financial model Rezolve Ai aims to be a leader in eCommerce through faster time to market, seamless UX, lower TCO and personalization Faster time to market One-click API integration Seamless user experience (UX) Addressing key eCommerce pain points Lower total cost of ownership (TCO) Foundation LLM and productized solution suite Personalization enabled by gen AI 9 (Company logo)

USP Positioning Monetization strategy Market Experience Financial model User experience of eCommerce has not changed significantly since the early 2010s 1990 Basic functionality with inaccurate results 2000s Keyword-based search including filters and faceted search 2010s Personalization and recommendation engines Next level of digital shopping experience through AI-powered search and advice Now resolve Ai 10 image

USP Positioning Monetization strategy Market Experience Financial model Past – Recommendation engine fails to filter the catalog on best possible options Now – Next level of digital shopping via Gen AI-powered search and sales assistance Rezolve Ai transforms digital interaction No contextual product search Long list without smart recom-mendation Understands even complex customer needs Provision of smart options and assistance I am looking for a fridge that has energy efficiency A, fits into a small kitchen and has a freezer. What do you recommend Thanks for reaching out to us regarding your search for a fridge. Based on your input we identified the following products option 1 option 2 image image resolve Ai 11 image

USP Positioning Monetization strategy Market Experience Financial model eCommerce customer journey includes several negative experiences for shoppers that result in 70%+ card abondonment and lower revenue for stores Positive customer experience Negative customer experience Customer activation Search & advisory Checkout/ payment Payment processing Fulfilment Lifecycle mgmt. Struggle to attract and convert customers Unnatural way of interacting with online shops Lack of personalized support Poor checkout processes Discontent with customer servicelogo resolve Ai 12 image

USP Positioning Monetization strategy Market Experience Financial model Rezolve Ai's holistic product suite solves end-customer pain points across the customer journey Positive customer experience Negative customer experience Customer activation Search & advisory Checkout/ payment Payment processing Fulfilment Lifecycle mgmt. Omni-channel engagement platform (GeoZones, SMS, Audio, Social, Print) AI-enabled conversational product search (voice or type) AI-powered expert sales assistant Seamless one-tap checkout simplifying the multi-step process and integrating various PSPs and systems through APIs Conversational AI-assistant with enhanced customer service logo resolve Ai 13 image

2 Robust competitive position

USP Positioning Monetization strategy Market Experience Financial model Rezolve Ai’s proprietary commerce- centric LLM brainpowa provides outstanding sales advisory and outcomes 1 Commerce-centric 2 Powerful search and merchandising Enhances accuracy of search outcomes from current lexical and semantic search technologies like Elasticsearch, OpenSearch, or Solr 3 Ready to deploy and flexible deployment options Offers on-premises or SaaS cloud deployment with a microservices architecture for rapid, scalable deployment4 Multilingual and versatile Available in 95 languages; creates robust chatbots and knowledge assistants for precise, data-driven enterprise specific conversations logo resolve Ai 15 image

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Rezolve Ai is pioneering Gen AI-enabled eCommerce

ILLUSTRATIVE

Deep-dive next

Competitive landscape

Industry focus (Industry agnostic ↔ Industry specific) vs. Depth of services (Model / single use case ↔ Point solution ↔ Journey platform)

Industry focus	Model / single use case	Point solution	Journey platform
Industry agnostic	(III) OpenAi, Cohere, Anthropic, Mistral AI, Google Bard	(II) Bloomreach, Adobe Commerce, Big Commerce, Commercetools, Microsoft Commerce Solution	(I) rezolve Ai instant salesware
Industry specific	(IV) Searchspring, HCLSoftware, Twilio, Quantum Metric	(V) Crownpeak, Fact Finder, Elastic, Algolia, Algonomy	

Depth of services

Player archetypes

	Archetype	Description
I	**Gen AI enabled eCommerce platform**	Offers full suite of eCommerce and retail Gen AI-enabled products to enable merchants across the customer journey
II	**All-in-one eCommerce platform**	*Emerging*: offer end-to-end online business solution (eCommerce), often start out as single use case
III	**LLM providers**	Offer access to large language models (LLMs) that were trained on generic and broad datasets
IV	**Single use case**	Solve a single use-case (e.g., customer queries handling)
V	**Search engines**	Offer search engine services, which enables users to perform internet searches to find specific information, websites, or resources

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Rezolve Ai is positioned in the eCommerce vertical compared to large LLM providers Retail and eCommerce focus Proprietary AI technology Hallucination prevention technology Mass data processing capabilities Full enterprise on-premise optionality Affordable / SaaS pricing structure Source: Management estimates, Rezolve Ai’s SEC filings OpenAi Google Bard IBM Watson Salesforce Einstein Cohere Leading capability: High Low rezolve Ai 17 logo

Rezolve Ai's SaaS offerings are built on a microservices architecture designed for scalability and is based on a cloud-agnostic design Technology platform and architecture Payment gateway App with Rezolve Ai SDK Rezolve Ai Instant via web browser Rezolve Ai Experience platform –RXP (Engagement) eCommerce Platform Merchant Portal (products & Orders) Rezolve Ai platform Rezolve Ai Wallet Core services Rezolve Ai Commerce Engine (RCE) Engagement server APIs Orders Product data Highlights Scalable platform enabled by services containerized running on Kubernetes cluster Rapid setup and deployment by using Terraform High availability and scalability built into the intrinsic architecture design at application and infrastructure level logo rezolve Ai 18

Usp Positioning Monetization Strategy Market Experience Financial Model Brainpowa Rezolve’s Ecommerce Llm Trained To Read, Understand And Generate Ecommerce-Related Content For The Merchant, Brainpowa Uses Its Own Embedding Models To Understand The Meaning Of Product And Text Data At Massive Scale, Unlocking Powerful Meta Data + Semantic Search, And Classification Enhancing Content Product Enrichment Processes Using The Models Generative Capability Combined With Computer Vision Models To Enhance Product Dataset Improving Categorization Classification And Clustering Engine Of The Model Support Expansive Taxonomy Generation Into Knowledge Graphs With Subclass Inference Capabilities Understanding Intent The Language Model Is Able To Understand The Customer’s Intent And Provide Correct Responses Resolve ® Ai Instant Salesware 19

3 Clear Monetization Strategy

Usp positioning monetization strategy market experience financial model rezolve ai’s go-to-market strategy is based on four distinctive pillars differentiated value proposition highest emphasis on advancing ecommerce via ai-enabled search, sales assistant and seamless checkout attractive sales geographies initial focus on europe (usd 152 bn) and north america1 (usd 182 bn) to capture the largest and fastest growing markets clear target customers focus on global hyperscaling partnerships with microsoft and google, top merchants and players within ecommerce, psps and retail conglomerates strong sales capabilities industry leading sales capability with rich experience in ecommerce and relationships with global distributors and merchants 1. Incl. Mexico source: rezolve ai’s sec filings; rezolve ai’s business plan resolve ® ai instant salesware 21

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Rezolve Ai's GTM strategy focuses on securing large distributors and merchants in eCommerce, PSPs and retail

ILLUSTRATIVE

Sales channel: Indirect | Direct

Target segments (incl. potential target distributors and customers)

eCommerce platforms and third-party marketplaces (Indirect)	Payment Service Providers (PSPs) (Indirect)	Large retail conglomerates (Indirect)	Retail merchants (Direct)
Microsoft Azure	Tether	Otto Group	Starbucks
Google Cloud	ACI	Grupo Carso	Estee Lauder
Adobe Commerce	Fiserv	PVH	M&S
Shopify	Nexi	REWE	Nike
ePages	Mastercard		TESCO
Handlerbund			Intermarché

← Target distributors → (eCommerce platforms, PSPs, Large retail conglomerates)

← Target customer → (Retail merchants)

How Rezolve Ai creates value for distributors and customers

- **Increase in revenue** by providing improved product search and discovery
- **Boost average order** value by providing AI shopping advisory
- **Increase touchpoints of engagement** both offline and online
- **Improve conversion rates** by providing seamless checkout

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Microsoft and Rezolve Ai Partner to Drive Global Retail Innovation with AI-Powered Commerce Solutions Fulsome Endorsement Broad Partnership Scope resolve Ai Microsoft Nick Parker president, industry & Partnerships Microsoft Nick Parker, President of Industry and Partnerships at Microsoft: “Rezolve’s unique technology specifically designed for commerce and retail, is transforming how businesses approach customer engagement and digital transactions.” Source: https://www.rezolve.com/investors/ Broad Partnership Scope Levelling Up Digital and Commerce Engagement: By integrating the Brain Suite with Microsoft Azure, Rezolve Ai offers retailers scalable and secure AI capabilities, backed by Azure’s enterprise-grade infrastructure, that are designed to reduce cart abandonment. Global Distribution via Platform’s Application Marketplace: Brain Suite will be listed on the Microsoft Azure Marketplace, providing seamless access for retailers globally to leverage AI-driven solutions for commerce. $130m+ Go-to-Market and Co-Sell Support: Microsoft is committed to provide marketing and sales initiatives with an expected value up to $130+ million over the next five years: Marketing: Joint marketing campaigns, PR, and field enablement. Co-Sell Support: Access to Microsoft’s 35,000 incentivized sellers and marketplace rewards to accelerate customer acquisition, connecting Rezolve AI with top retail customers across three major continents each quarter ISV Success Benefits: Access to Microsoft AI Cloud Partner Program benefits, unlocking incentives, co-sell readiness and technical support resolve ® Ai instant salesware 23

Google and Rezolve Ai Join Forces to Transform Global Commerce Experiences Through Unique Generative AI and Cloud Infrastructure Solutions. Key Aspects of the Partnership. Global Reselling through Google’s Sales Channels: Google plans to distribute Rezolve Ai's Brain Suite worldwide, empowering retailers with advanced AI solutions that improve customer engagement, optimize operations, and drive business growth. Revenue Contribution & Customer Incentives:Google and Rezolve Ai expect that its channels will contribute over 50% of Rezolve Ai’s projected revenues in the coming years. Customers with Google Cloud commitments will be incentivized to adopt Rezolve Ai's Brain Suite, reducing their commitments while gaining access to next-gen eCommerce capabilities. Co-Marketing and Innovation: Google and Rezolve Ai expect to co-invest in a series of global marketing initiatives to drive brand awareness and demand for Brain Suite products, with collaborative innovation projects aimed at continuously enhancing Rezolve Ai Suite’s capabilities. Integration with Google Cloud Infrastructure: By hosting Rezolve Ai’s Brain Suite on Google Cloud, this partnership aims to ensure reliable, scalable, and secure deployment, giving retailers on Google Cloud access to AI-driven tools that create personalized, efficient customer journeys. 24

Daniel M. Wagner, CEO of Rezolve Ai: “Google’s commitment to our vision, alongside their extensive resources and expertise, enables us to accelerate our mission to transform eCommerce. With Google Cloud’s global reach, we can drive exponential growth and deliver unprecedented value to retailers worldwide.” Source: https://www.rezolve.com/investors/ rezolve ai instant salesware Tether and Rezolve Ai Share Vision to Make Crypto Mainstream, Eliminate Merchant Fees, and Redefine USD 600bn-Retail Payments Market Building together Delivering Game-changing Technology Paolo Ardoino, CEO of Tether “Cryptocurrency is no longer the future - it’s here, and our strategic alliance with Rezolve Ai makes it practical and accessible for everyone…. Together, we’re building a system that empowers consumers and retailers alike. ” Source: https://www.rezolve.com/investors/ Merchant Fee-Free Transactions: Intended to create a disruptive incentive for retailers to adopt the system and encourage customer usage. Real-Time Crypto-to-Fiat Conversion: plan to work with exchanges to conduct instant crypto-to-fiat conversions, with funds credited to merchants in fiat at regular intervals. Global Scalability: A blockchain-based, AI-driven platform that integrates easily into retailers’ existing apps and websites. Consumer-Friendly Wallets: Tether’s non-custodial wallet WDK is planned to be integrated directly into Rezolve Ai’s apps and partner merchants' platforms, enabling users to load any cryptocurrency and use it for purchases With a 400 million growing user base already utilizing Tether’s USD₮, the most widely adopted stablecoin rezolve ai instant salesware 25

Source: Rezolve Ai’s SEC filings; Rezolve Ai’s business plan 26 Rezolve AI's long-term go-to-market strategy aims to expand its product offerings and scale into new industries and geographies Clear levers for sustained and accelerated growth eCommerce penetration Strengthen products capabilities through seamless integrations Enhance product features Cement Rezolve Ai as an allencompassing intelligence platform that powers all eCommerce decisions Enable businesses to access BRAiN’s data platform through seamless API integrations Enhance functionality within a single app (e.g., event transactions, real- time retail/deals, and personalized customer experiences) Expand BRAiN’s capabilities into adjacent industries (e.g., media, hospitality, entertainment, etc.,) Geographies Scale BRAiN into new markets and geographies eCommerce and Retail Other industries USP USP Positioning Positioning Monetization strategy Monetization strategy Market Market Experience Experience Financial model Financial model

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4 Large & growing market

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Global: Total spend on Gen AI solutions in 2028 is expected to be USD ~500 Bn+

PRELIMINARY – BASE CASE SCENARIO

Annual forecasted spend on Gen AI solutions, 2024-28, USD Bn[1]


480-540
+47% p.a.
320-380
190-250
120-180
70-140
2024
25
26
27
2028

As of 2024, spend on Gen AI solutions will amount to USD 70-140 Bn

B2B Spend on Gen AI solutions to reach **USD 480-540 Bn driven by a ~50% CAGR**

1. Methodology includes two complementary lenses i.e., the total economic potential of 60+ use cases ad the labor productivity potential across ~2.1K work activities

Source: McKinsey Global Institute, "The economic potential of generative AI" (June 2023)

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USP | Positioning | Monetization strategy | Market | Experience | Financial model

Global: Foundational models and related tech services will account for USD 160 - 220 Bn of global annual Gen AI spend by 2028

PRELIMINARY – BASE CASE SCENARIO

Gen AI application annual spend breakdown[1], 2028, in Bn USD



480-540
190-230
270-330
5-20
70-90
10-30
Margin of software and AI point solution providers embedding Gen AI into their product
2028 spend on Gen AI solutions
2028 spend on Gen AI application development
Compute hardware costs (non-cloud only)
Cloud platform cost
AI tooling costs
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100-140
60-80
Foundational models and related tech services²
Application creation

1. B2B focus, excludes revenue from private individuals (e.g., ChatGPT premium accounts)
2. Services include data engineering, model orchestration, and foundational models excludes compute. Source: McKinsey Global Institute, "The economic potential of generative AI" (June 2023)

Note: Base case scenario

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5 Deep experience and capabilities

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Rezolve Ai stands at the vanguard of the eCommerce industry, providing an engagement platform, powered by cutting-edge AI

Rezolve Ai's platform milestones

brainpowa development milestones

2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024

Apr 2016
Rezolve Ai's foundation

Apr 2017
Development of 2 initial triggers (sound and image)

Nov 2018
Commenced the development of brainpowa – Rezolve Ai's proprietary LLM

Feb 2019
Built proprietary data verification for brainpowa

Aug 2019
Proximity triggers released (geolocation and beacons)

Oct 2019
Hierarchy data and relations engine developed for brainpowa

Feb 2020
Rezolve POS platform released

Jul 2021
Instant checkout, SmartCodes and SmartLinks (web / social media) triggers released

Mar 2022
Language models added to brainpowa

Nov 2022
Patent granted for data matrices encoding into color channels

May 2023
Proprietary intent verification for brain (analyzing questions to determine if it is product, knowledge or support)

Jun – Jul 2023
Three patents filed for brainpowa (category builder, LLM, intent verification)

March 2024
Enhancement to Rezolve Hybrid Search Engine with state-of-the-art graph search algorithms

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USP Positioning Monetization strategy Market Experience Financial model Rezolve Ai has an experienced management team with deep expertise in managing listed companies, retail, product search, eCommerce and AI Corporate Finance Technology Business Development and Sales Dan Wagner Chairman & CEO Founded Rezolve Ai in 2016 and MAID in 1984, which traded as Dialog on the LSE on 1994 and Nasdaq in 1995, where Dan became one of the youngest CEOs of a public company Attraqt MAID venda Richard Burchill Chief Financial Officer 20+ years of experien-ce as a qualified accountant and corporate finance executive Previously, Finance Director of Arcadia, Deputy CFO, Group Treasurer, headed 40+ directorships David Ingram Chief Product Officer 25+ years in technology product management leadership in e-commerce, social, payments and mobile. Experienced in the delivery of large-scale global SaaS B2B platforms TelmarHelixe SPLASHLIGHT Dr. Salman Ahmad Chief Technology Officer 20+ years of experien-ce in mobile software technology and applications, and web & server technologies Previously, CTO and co-founder of Kenja Corp Kenja picsel Arthur Yao Deputy CEO 25+ years of experience on digital technology business development, operations efficiency, and global markets. Previously, Head of Asia Technology Services in Genpact Genpact is now Gartner CEB QAD Mark Turner President, Global Commerce 25+ years of experience focused on strategic partnerships, business development, and M&A Previously, Chief Commercial Officer in the IPO of Attraqt Attraqt MAID Peter Vesco Chief Commercial Officer and GM EMEA 20+ years of experience in the digital, financial, and IT sectors Previously CEO of ClickandBuy and SVP at Deutsche Telekom Payments clickandbuy SAFE AND SIMPLE ONLINE PAYMENT rezolve Ai 32 instant salesware

USP Positioning Monetization strategy Market Experience Financial model Our management team is supported by a deeply experienced board, advisory board and backed by renowned investors Board members Advisory board Rezolve Ai’s investors Dr. Stephen Perry Ex CFO, COO and Chief Digital Officer at Visa Christian Angermayer Founder of Aperion Investments Group with focus on Life Sciences, FinTech, AI Hersch Klaff Founder and CEO of Klaff Reality investment firm focusing on real estate and PE transactions Sanjay Patel CEO of Apollo Strategic Growth Capital and Vice Chair of Apollo Capital Solutions Brooks Newmark Ex British MP Ex Sr. Partner at Apollo Management LP Sir David Wright Ex British Ambassador to Japan and South Korea Ex Vice Chairman Barclays Capital Ex CEO UK Trade and Investment Justin King CBE Director of Marks & Spencer Chairman OVO Energy Chairman Allwyn Entertainment Chairman Dexters Ex CEO of J Sainsbury Gary Lauder MD of Lauder Partners a venture capital firm (part of the Estee Lauder Family Office) Bradley Wickens CEO Broadreach Investment Fund (Hedge fund) Tom Kalaris Founder Saranac Partners Ex CEO Barclays Wealth & Investment Management rezolve Ai 33 instant salesware

6 Attractive financial model

USP Positioning Monetization strategy Market Experience Financial model Rezolve Ai’s current management plan focuses on investing additional efforts to sign distributors and expanding geographical footprint Growth area 1 Channel sales 2 Direct sales 3 BRAiN Assistant 4 Tether Growth lever description Increase distribution depth and reach (indirect sales) By scaling global sales partnerships with Microsoft and Google and investing in efforts to develop additional distributors (e.g., digital commerce and PSPs) to increase market penetration Acceleration of ongoing direct sales efforts By ramping up resources to win new direct clients (e.g., large conglomerates) in North America, UK & EU, Asia and Middle East, intensifying the expansion for digital commerce customers, and further investing in identifying verticals outside of retail Expand marketing efforts for BRAiN Assistant in the B2C space By bolstering Rezolve Ai’s marketing initiatives to increase brand awareness, digital reach and awareness Introduce and Scale merchant-friendly crypto payment solutions By integrating WDK by Tether into Rezolve Ai’s Brain Checkout platform Source: Rezolve Ai’s SEC filings; Rezolve Ai’s business plan and press releases rezolve®Ai instant salesware 35

Our investment highlights Rezolve Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen AI powered sales engine that significantly improves search, advice and revenue generation 1 Unique selling proposition 2 Robust competitive position 3 Clear monetization strategy 4 Large & growing market 5 Track record of success 6 Attractive financial model Source: Rezolve Ai’s SEC filings, Rezolve Ai financial model rezolve®Ai instant salesware 36

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